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EXHIBIT 12.1

TENET HEALTHCARE CORPORATION

STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

						Year Ended December 31,			For the Nine Months Ended September 30,
	Year Ended May 31,
					Seven Months Ended Dec 31, 2002
	1999	2000	2001	2002		2002	2003		2003		2004
Income from continuing operations before income taxes	$90	$154	$550	$661	$721	$1,196	$(1,287)		$(310)		$(301)
Less: equity in earnings of unconsolidated affiliates	(3)	9	4	7	3	7	16		8		14
Minority interests	(3)	(14)	(6)	(24)	(10)	(21)	(21)		(21)		(6)
Add:
Cash dividends received from unconsolidated affiliates	4	3	4	4	2	3	4		3		3
Portion of rents representative of interest	66	64	50	52	30	52	54		40		43
Interest, net of capitalized portion	481	477	452	324	144	261	294		219		242
Amortization of previously capitalized interest	5	6	6	7	4	7	7		5		6

Earnings (loss), as adjusted	652	709	1,064	1,065	908	1,533	(923	)(1)	(30	)(1)	(15	)(1)

Fixed charges:
Interest, net of capitalized portion	481	477	452	324	144	261	294		219		242
Capitalized interest	20	29	8	9	4	8	12		9		8
Portion of rents representative of interest	66	64	50	52	30	52	54		40		43

Total fixed charges	$567	$570	$510	$385	$178	$321	$360		$268		$293

Ratio of earnings to fixed charges:	1.1	1.2	2.1	2.8	5.1	4.8	—		—		—

(1)
Earnings (loss), as adjusted, were insufficient to cover fixed charges for the year ended December 31, 2003 and the nine-months ended September 30, 2004 and 2003 by $1,283 million, $298 million and $308 million, respectively, to provide a one-to-one ratio.

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TENET HEALTHCARE CORPORATION STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)